EXHIBIT 99.1


012 Smile.Communications Announces Shareholder Approval of Name Change to
B Communications Ltd., Amendments to its Charter and Private Placement in Israel

Press Release
Source: 012 Smile.Communications Ltd.
On Tuesday March 16, 2010, 5:01 pm

RAMAT-GAN, Israel--(BUSINESS WIRE)--012 Smile.Communications Ltd. (Nasdaq:SMLC), a member of the Eurocom Group, announced today that on March 16, 2010, at an extraordinary meeting, the Company's shareholders approved the Company's name change to "B Communications Ltd." and the name change became effective upon the approval of the Israeli Registrar of Companies. The Company's ordinary shares will begin to trade under its new name and a new trading symbol "BCOM" on March 17, 2010. The new CUSIP for the Company's ordinary shares is M15629 104.

The Company also reported that, at the extraordinary meeting, its shareholders approved certain amendments to its Articles of Association to comply with the regulatory framework to which it will be subject following its acquisition of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE:BZEQ).

In addition, a proposed private offering of up to NIS 400 million of the Company's ordinary shares in Israel in which the Company's controlling shareholder, Internet Gold - Golden Lines Ltd., will participate, was approved at the extraordinary meeting by the shareholders by a special majority. The Company expects to determine the terms of the private placement and complete the solicitation of offers for the private placement from third party institutional investors by the end of this week.

About 012 Smile.Communications

012 Smile.Communications (Nasdaq:SMLC - News) is a 75.3%-owned subsidiary of Internet Gold (Nasdaq:IGLD - News). Internet Gold is a subsidiary of Eurocom Communications Ltd.

In October 2009, 012 Smile.Communications signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp. Ltd., Israel's largest telecommunications provider (TASE:BZEQ).

For further information, please visit our website:  www.012smile.com


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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include risks associated with the pending acquisition of the controlling interest in Bezeq The Israel Telecommunication Corp. and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

012 Smile.Communications Ltd.
Idit Azulay, +972-72-2003848
i.azulay@smile.net.il
or
Investor relations contact:
Mor Dagan - Investor Relations, +972-3-516-7620 mor@km-ir.co.il